United States
Securities and Exchange Commission
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-110039-05

WELLS FARGO FINANCIAL AUTO OWNER TRUST 2004-A
(Exact Name of registrant as specified in its charter)

c/o Wilmington Trust Company
Rodney Square North, 1100 North Market Street
Wilmington, Delaware 19890-0001
(302) 651-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A-1	1.0725%	Asset Backed Notes
Class A-2	1.47%	Asset Backed Notes
Class A-3	2.06%	Asset Backed Notes
Class A-4	2.67%	Asset Backed Notes
(Titles of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

        Approximate number of holders of record as of the certification or notice date:

Class A-1	1.0725%	Asset Backed Notes:	3
Class A-2	1.47%	Asset Backed Notes:	8
Class A-3	2.06%	Asset Backed Notes:	9
Class A-4	2.67%	Asset Backed Notes:	11

        Pursuant to the requirements of the Securities Exchange Act of 1934 Wells Fargo Financial Auto Owner Trust 2004-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 28, 2005	By:	Wells Fargo Financial Acceptance, Inc., as Subservicer
	By:	/s/ STEVEN N. OWENSON Steven N. Owenson Treasurer